

Mail Stop 6010

September 9, 2008

VIA U.S. MAIL AND FACSIMILE

Jiangcheng Wu
China Digital Communication Group
Chief Financial Officer
Number 2222 Jin Tian Road
An Lian Building 15th Floor A-01 and A-02
Futian Shenzhen China

> **Re:** **China Digital Communication Group**
> **Form 10-KSB for the year ended December 31, 2007**
> **Forms 10-Q as of March 31, 2008 and June 30, 2008**
> **File No. 000-49715**

Dear Ms. Wu:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB as of December 31, 2007

Item 8A. Controls and Procedures, page 13
Item 9A. Controls and Procedures, page 15

1.   We note that you concluded that disclosure controls and procedures were not effective as of September 30, 2007 because of material weaknesses identified by management as of the end that quarter. However, we see that you have concluded that both disclosure controls and procedures and internal control over financial reporting are effective as of December 31, 2007. Please tell us about and amend to describe the changes in internal controls in the fourth quarter of 2007 leading you to conclude that the material weaknesses that existed as of September 30, 2007 had been remediated as of December 31, 2007. Alternatively, please appropriately revise both conclusions. Please note that under Item 308T(b) of Regulation S-B you are required to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting. If you intend to conclude that disclosure controls and procedures and internal control over financial reporting are effective as of December 31, 2007, please provide us a written response in support of your conclusion.

2.   With respect to the evaluation of internal control over financial reporting under Item 308T of Regulation S-B, please add a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308T(a)(1) of Regulation S-B.

3.   With respect to the evaluation of internal control over financial reporting under Item 308T of Regulation S-B, please revise to provide a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a)(4) of Regulation S-B.

4.   As a related matter, please present the required information about disclosure controls and procedures and internal control over financial reporting under the appropriate Item of Form 10-KSB. In that regard the disclosures required by Items 307 and 308T of Regulation S-B should be presented under Item 8A(T) of Form 10-KSB.

Forms 10-Q as of March 31, 2008 and June 30, 2008

Item 4T. Controls and Procedures

5.   Please consider the impact of the above comments on the conclusions about controls and procedures as presented in the Forms 10-Q and amend the Forms as appropriate. We see, for instance, that disclosure controls and procedures are effective as of both periods without any disclosure about the disposition of the material weaknesses as of September 30, 2007. We also see that the Company's disclosures about controls and procedures as of December 31, 2007 do not appear to be complete under the requirements of Form 10-KSB and the related rules. We refer you to the definition of disclosure controls and procedures which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and _reported_ within the time periods specified in the Commission's rules and forms. If you intend to conclude that controls and procedures are effective as of March 31 or June 30, 2008, please provide us a written response in support of your conclusion.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

                                        Sincerely,

                                        Gary Todd
                                        Reviewing Accountant